Exhibit 99.1

Moxian Announces Name Change to Abits Group Inc

Hong Kong, November 16, 2023 (GLOBE NEWSWIRE) — Moxian (BVI) Inc (the “Company”) (NASDAQ: MOXC), a company engaged in bitcoin mining and related services in the United States, today announced that it has changed its corporate name from Moxian (BVI) Inc to Abits Group Inc. In addition, the Company’s ticker symbol on the Nasdaq Capital Market will be changed to “ABTS” from “MOXC” effective before the opening of trading on November 17, 2023.

“The date marks an important milestone in the Company’s history,” said Mr. Conglin (Forrest) Deng, Executive Director and Chief Executive Officer of Abits Group Inc. “The new name better reflects the transformation in the Company’s core business and the beginning of a new chapter in its corporate history. It also coincides with the launch of a mining center in Tennessee, which is driven by a new generation of innovative and sustainable hydro-power.”

The corporate name change to Abits Group Inc does not affect the rights of the Company’s shareholders and no action is required by shareholders with respect to the name change. The number of outstanding ordinary shares of the Company is also not affected by the name and ticker symbol changes.

About Abits Group Inc

Abits Group Inc, a company organized in the British Virgin Islands in May 2021, is the surviving company following its merger with Moxian, Inc. in August 2021. Abits Group Inc is a new generation digital company, with self-mining operations in the State of Tennessee through a wholly owned subsidiary, ABIT USA, Inc.

Forward-Looking Statements

This announcement contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934 as amended. These forward-looking statements are based on the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and may be governed by terms such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” Believe, “estimate”, “potential”, “continue”, “in progress”, “goal”, “guidance expectations” and similar statements are identified. The company may also include in its periodic reports to the US Securities and Exchange Commission (“SEC”), annual reports to shareholders, press releases and other written materials, as well as oral statements from third parties to the company’s management, directors or employees. Any statements that are not historical facts, including statements about the company’s philosophy and expectations, are forward-looking statements that involve factors, risks, and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These factors and risks include, but are not limited to, the following: company’s goals and strategies; future business development; financial status and operating results; expected growth of bitcoin mining industry and Internet media marketing industry; demand and acceptance of the company’s products and services; the relationship between the company and strategic partners; industry competition; and policies and regulations related to the company’s structure, business and industry. More detailed information about these and other risks and uncertainties is included in the company’s filings with the Securities and Exchange Commission. All information provided in the company’s introduction is the latest information as of the date of publication of the company. Except as provided by applicable law, the company is not obligated to update such information.

For further information, please contact:

Wanhong Tan

Chief Financial Officer

+852 9855 6575

yf@abitgrp.com